
PROVIDENT
ENERGY TRUST
2007 ANNUAL REPORT
PLANNING OUR NEXT MOVE



WE FOCUS ON OPERATIONAL, FINANCIAL AND PEOPLE EXCELLENCE.

Left to right: Daniel J. O'Byrne, P.Eng., MBA – Executive Vice President, Operations and Chief Operating Officer
David I. Holm, B.Comm., LLB – Executive Vice President, Strategy, Finance, Business Development and Corporate Secretary
Thomas W. Buchanan, CA – President and Chief Executive Officer
Mark N. Walker, CMA – Senior Vice President, Finance and Chief Financial Officer

$12.39

PER UNIT
distributed since inception in 2001 (approximately US$9.31 per unit to U.S. investors). Representing an overall total return of 162%.

2007 marked the fourth full year of stable cash distributions for Provident unitholders, at CDN$0.12 per month, or $1.44 per year. As well as high cash yields, Provident has generated excellent long-term value for investors.

WE OPERATE HIGH-QUALITY ENERGY ASSETS TO GENERATE STABLE CASH DISTRIBUTIONS AND LONG-TERM VALUE FOR INVESTORS.

Contents

2007 PERFORMANCE

CONSOLIDATED FINANCIAL HIGHLIGHTS
YEAR ENDED DECEMBER 31

Canadian dollars (000s except per unit data)	2007	2006	% Change
Revenue (net of royalties and financial derivative instruments)	**$2,167,276**	$2,187,253	(1)
Funds flow from COGP operations [1]	**$ 204,252**	$ 185,328	10
Funds flow from USOGP operations [1][3]	**85,571**	62,970	36
Funds flow from Midstream operations [1]	**178,432**	184,366	(3)
Total funds flow from operations [1]	**$ 468,255**	$ 432,664	8
Per weighted average unit – basic and diluted [2]	**$ 2.04**	$ 2.20	(7)
Distributions to unitholders	**$ 333,352**	$ 283,465	18
Per unit	**$ 1.44**	$ 1.44	–
Percent of funds flow from operations paid out as declared distributions [3]	**77%**	67%	15
Net income (loss) [4]	**$ 30,434**	$ 140,920	(78)
Per weighted average unit – basic and diluted [2]	**$ 0.13**	$ 0.72	(82)
Capital expenditures	**$ 247,122**	$ 190,433	30
Capitol Energy acquisition	**$ 467,495**	$ –	
Triwest Energy acquisition	**$ 78,877**	$ –	
USOGP natural gas asset acquisition	**$1,464,213**	$ –	
Oil and gas property acquisitions, net	**$ 265,201**	$ 481,625	
Weighted average trust units outstanding (000s)			
– Basic	**229,939**	196,627	17
– Diluted [2]	**229,939**	196,914	17

As at December 31 Canadian dollars (000s)	2007	2006	% Change
Capitalization			
Long-term debt	**$1,549,272**	$ 988,785	57
Unitholders' equity	**$1,708,665**	$1,542,974	11

(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(3) Calculated as distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $35.8 million (2006 – $6.5 million).
(4) Net income (loss) for the year ended December 31, 2007 includes a future income tax charge of $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

CONSOLIDATED OPERATIONAL HIGHLIGHTS
YEAR ENDED DECEMBER 31

	2007	2006	% Change
Oil and gas production			
Daily production			
Light/medium crude oil (bpd)	**17,433**	14,114	24
Heavy oil (bpd)	**1,921**	2,057	(7)
Natural gas liquids (bpd)	**1,421**	1,419	–
Natural gas (mcfpd)	**107,151**	84,891	26
Oil equivalent (boed)[1]	**38,633**	31,739	22
Average realized price (before realized financial derivative instruments)			
Light/medium crude oil ($/bbl)	**$ 63.48**	$ 60.32	5
Heavy oil ($/bbl)	**$ 41.85**	$ 36.80	14
Corporate oil blend ($/bbl)	**$ 61.29**	$ 57.33	7
Natural gas liquids ($/bbl)	**$ 51.90**	$ 51.98	–
Natural gas ($/mcf)	**$ 6.53**	$ 6.66	(2)
Oil equivalent ($/boe)[1]	**$ 50.64**	$ 49.35	3
Field netback (before realized financial derivative instruments) ($/boe)	**$ 28.24**	$ 27.93	1
Field netback (including realized financial derivative instruments) ($/boe)	**$ 27.79**	$ 28.09	(1)
Midstream			
Midstream NGL sales volumes (bpd)	**120,785**	115,354	5
EBITDA (000s)[2]	**$ 225,675**	$ 219,631	3

(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items. See "Reconciliation of non-GAAP measures" in Management's Discussion and Analysis.



BOLD MOVES 2007



OUR MOVES

Provident has a history of building the business through strategic advances, proved to add substantial long-term value. The initial conversion into an energy trust in 2001, the entry into the Midstream business in 2003 and the decision to spin off part of the U.S. business as a public entity are all good examples of creating value. Our current focus remains the same, as Provident moves to position its businesses for success given the legislated changes to the income trust sector in Canada.

UPSTREAM CANADA (COGP)

Two important acquisitions in 2007 built on the successful Rainbow acquisition in 2006 to strengthen the Canadian oil and gas production business and to position it for the future. Over the past two years, the Canadian upstream business unit has increased production and reserves, extended the reserve life index, increased netbacks, and greatly increased the inventory of identified drilling locations.

In June 2007, Provident acquired Capitol Energy Resources for net cash consideration of $467 million, which included an exceptional long-life oil resource play at Dixonville, Alberta. Dixonville is a large oil pool still in its early stages of development, with production growth expected through 2009. The acquisition increased Provident's production per unit, reserves per unit and cash flow per unit, while reducing per barrel operating costs. In December, Provident closed the $79 million Triwest Energy acquisition, adding high-quality low-cost oil assets to its existing operations in Southeast Saskatchewan.

UPSTREAM U.S. (USOGP)

In the first half of 2007, BreitBurn Energy Partners, L.P. completed three accretive acquisitions of long-life oil assets, in Texas, Florida and California for a total of $215 million. Then in November, the MLP completed a $1.5 billion acquisition of long-life natural gas producing assets located primarily in Michigan, from Quicksilver Resources. This acquisition nearly tripled the MLP reserves base, transforming the MLP into a balanced oil and gas producer and one of the largest gas producers in the Antrim Shale region.



MIDSTREAM

The Midstream business continued to capitalize on the synergies provided by our major acquisition in late 2005 that made Provident the second-largest integrated natural gas liquids (NGL) business in Canada. Recent growth projects include completion of the condensate rail offloading and storage facility at Redwater, and beginning work on two new 600,000-barrel underground liquids storage caverns, adding to our existing 8.5 million barrels of underground storage. Provident is well positioned to take a lead role in providing key essential services to the oil sands producers in Alberta.

COMMUNITY INVESTMENT

Provident's longstanding positive relationship with the town of Redwater, Alberta (site of one of Provident's midstream fractionation facility) culminated in 2007 with a legacy commitment of $0.5 million to support the refurbishment of the town's aging recreation complex. Executives joined community leaders and local residents in September 2007 to celebrate the official opening of "Provident Place".

THE NEXT MOVES



THOMAS W. BUCHANAN
President and Chief Executive Officer

Provident had a dynamic year of growth achieving strong operating and financial performance in spite of the political and economic changes we encountered in 2007. External events – the aftermath of the trust taxation announcement, the new Alberta royalty regime, the tight equity and debt capital markets and the volatile stock markets provided challenges to our long-term business plan. Our priorities for 2008 are to continue to deliver consistent performance while addressing the broader strategic questions created by those external events.

2007 was an excellent year operationally. We met or exceeded all of the guidance we issued publicly, and achieved our own internal targets for the year. We generated record cash flow of $468 million, and delivered another full year of stable monthly cash distributions to our unitholders. Our diverse portfolio – designed to withstand commodity price cycles – effectively moderated the impact of declining natural gas prices and the rising Canadian dollar. We completed significant oil-weighted acquisitions of high-quality assets in our Canadian upstream business. Our 2008 capital program illustrates our flexibility with a quality suite of internal opportunities in both our upstream and midstream businesses to draw from.

As an executive team, we strive to build the business for long-term value. Cash yields and total returns for Provident investors over time have been excellent. With our high-quality energy assets and our outstanding team of people, we remain confident that Provident will continue to deliver long-term unitholder value.

However, Provident faces an interesting set of challenges over the next year, with volatile capital markets and the uncertainty in the trust sector caused by the Government of Canada's decision to restrict the growth of trusts today and tax trusts beginning in 2011. We are taking a strategic and measured approach to addressing these challenges, as we seek to unlock the full value of our portfolio of high-quality energy assets. We're making good progress on defining an exciting new future for Provident.

STRATEGIC DIRECTION: UNLOCKING THE VALUE OF THE ASSETS

In 2007 we were affected by a volatile business environment. While U.S. crude oil prices surged over the year from a low of $55 per barrel to a high that approached $100 per barrel, that gain was offset by a Canadian dollar that reached record highs against the U.S. dollar and weak natural gas prices. The announcement of a new higher royalty regime effective 2009, in our home province of Alberta, will have a detrimental impact on capital spending and return on capital in the sector. For Provident, the royalty impact is mitigated by our diversified business model. Finally, the tightening of global credit markets and the general market uncertainty that we saw late in 2007 affect us as access to capital becomes more challenging.

Provident's diversification enabled us to maintain consistent cash distributions in 2007. However, Provident's market valuation



"WE ARE TAKING A STRATEGIC APPROACH AS WE SEEK TO UNLOCK THE FULL VALUE OF OUR PORTFOLIO OF HIGH-QUALITY ENERGY ASSETS."

lagged our operating and financial performance, reinforcing our belief that the full value of Provident's component businesses is not being reflected in our unit price. As a management team, our market performance adds impetus to our normal course strategic planning processes and requires us to consider alternatives to determine whether our valuation can be enhanced for our component businesses.

On February 5, 2008, we took a significant and strategic first step in unlocking value and preparing for 2011 by announcing our intention to enter into a strategic sales process for our U.S. oil and gas business. By virtue of our decision to undertake the Initial Public Offering (IPO) of BreitBurn Energy Partners, L.P. (MLP) in October 2006, we effectively converted our holdings in the MLP into an investment rather than a strategic growth vehicle. As a result, we now have the opportunity to realize a potential gain on our original investment in our U.S. assets. Monetizing our investment in our U.S. oil and gas business would remove a complex aspect of Provident's overall corporate structure and enhance our strategic flexibility.

A major priority in 2008 is to complete the analysis around how best to optimize the structure of Provident's business units beyond 2011. This is a complex exercise, driven by a number of key objectives, including to:

- optimize business performance and facilitating growth;
- assess the feasibility of alternative structures;
- improve overall access to capital and finance growth; and
- capture and protect value for our unitholders.

The work we have done analyzing the tax and financial implications of various scenarios will assist us in our work to create the optimal structure for Provident and its component business.

OPERATIONS REVIEW: THE FOCUS ON PERFORMANCE DELIVERS

In my 2006 annual report letter, I wrote that "operationally, our focus in 2007 will be on execution." We achieved notable success in this initiative. We are working hard to sharpen our execution ability to ensure we achieve the full potential of our assets across our businesses. To measure our progress, we benchmark ourselves on a set of key operational performance indicators against peer companies in both the upstream and midstream sectors of our industry.

Canadian Oil and Gas Production

In our upstream business, we saw excellent improvement in 2007 on such key performance drivers as operating costs, finding and development (F&D) costs, and reserve life, when measured against our Canadian energy trust peers. We still have further to go to reach best-in-class levels on some of these measures, and execution continues to be a strong focus in 2008.

In the Canadian upstream business, the biggest news of 2007 was the $467 million (net cash consideration) acquisition in June of Capitol Energy, with its exciting Dixonville oil play in northwestern Alberta. Dixonville will be a big part of Provident's future. It is a very large oil pool of approximately 263 million barrels of original oil-in-place



"PROVIDENT'S DIVERSIFICATION ENABLED US TO MAINTAIN CONSISTENT CASH DISTRIBUTIONS IN 2007 IN SPITE OF THE VOLATILE BUSINESS ENVIRONMENT."

that will be recovered through horizontal drilling and a waterflood program. The Dixonville assets have a reserve life index of 18.9 years, and we anticipate production to increase through 2009 as we drill further wells and expand the waterflood.

Late in 2007, we completed the smaller $79 million Triwest acquisition, adding excellent oil assets located in Southeast Saskatchewan. Like Dixonville, production from the Triwest assets is still growing. We are optimistic that our Southeast Saskatchewan team will be as successful with these new wells and drilling locations as they have been with our existing operations in the region. Production from the new assets reached 1,550 boed by the end of 2007, already up 19 percent from the production rate at the time we announced the acquisition.

Between Dixonville, Triwest and the Rainbow acquisition of 2006, we have significantly strengthened our Canadian upstream asset base in the last two years, with longer reserve life, higher netbacks, more drilling opportunities and a more balanced production profile. On a stand-alone basis, Provident's Canadian upstream business has size and scale, with expected Canadian production in 2008 in the range of 26,000 to 28,000 boed. In 2007, production averaged 26,500 boed, and cash flow was $204 million.

Midstream

The Midstream business had another outstanding year in 2007, achieving EBITDA of $226 million, driven by the wide gap between relatively low natural gas prices and high oil prices (the "frac spread"). The business also performed well operationally, as the Redwater and Empress plants ran smoothly, the new rail off-loading facility at Redwater performed as expected, and the marketing team captured incremental value from our proprietary natural gas liquids barrels. Financially, we took advantage of the strong frac spread environment to continue our commodity price risk management program, under which we use financial derivative instruments to protect a profitable margin for a portion of our natural gas liquids production, ensuring a base of cash flow from our assets in the event of weaker frac spreads.

Provident's Midstream business offers exciting growth opportunities over the next few years. The biggest energy story in North America currently is the explosive growth of the Alberta oil sands. We are very well positioned, particularly through our assets at Redwater, to provide essential services to oil sands producers. Opportunities include providing condensate (a natural gas liquid) to dilute raw oil sands crude for transportation and storing and transporting oil sands-related products. Similarly, our Empress natural gas liquids extraction plant is well positioned for a long future, being the newest, most efficient of the five plants in the Empress complex.

We have now invested approximately $1.2 billion in acquiring and improving Provident's midstream assets since 2003. With EBITDA of over $200 million for the second year in a row, we are seeing a superb return on that investment. The natural gas liquids business remains highly attractive to us, and we are confident that we have among the best sets of assets and the most skilled and experienced people in the industry.

"WE LIVE BY OUR RICE VALUES – RESPECT, INTEGRITY, CREATIVITY AND EXCELLENCE."

U.S. Oil and Gas Production

Provident's U.S. business achieved impressive growth in 2007. The decision to pursue an IPO of BreitBurn Energy Partners L.P. as a master limited partnership in October 2006, proved to be timely. The strong investment market for income vehicles like the MLP pushed the unit price up by 57 percent in its first year, and took advantage of its attractive cost of capital to complete a series of accretive acquisitions.

In November, the MLP completed its largest acquisition to date, a $1.5 billion purchase of shallow natural gas producing assets primarily in Michigan's Antrim shale region. This acquisition more than doubled MLP's daily production and reserves, and transformed the MLP into a significant, diverse energy business. Because the acquisition was funded in part with new equity, Provident's ownership in the MLP has now been diluted down to approximately 22 percent.

As well as our ownership in the MLP, Provident also retains 96-plus percent ownership of BreitBurn Energy Company (BreitBurn), with long-lived oil-producing assets in California. The highlight for 2007 was bringing the Orcutt thermal oil project to the point of first production. Orcutt has the potential for production growth for many years to come.

Total production from our U.S. business – both the MLP and BreitBurn – grew from 7,700 boed in 2006 to 12,100 boed in 2007. Provident anticipates production from our U.S. business to be in the range of 24,100 to 26,300 boed in 2008. Provident's total cash invested in our U.S. assets (net of sale proceeds on the IPO of the MLP and distributions we have received back from the MLP and BreitBurn) is now approximately $100 million. Our decision to monetize our investment should capture significant value for Provident unitholders.

DEFINING A VISION FOR PROVIDENT'S FUTURE

Provident has assembled a world-class, high-quality asset base and great people in our seven-year history as a trust.

We live by our RICE values (respect, integrity, creativity and excellence), and we strive for continuous improvement in our standards of safety, environmental performance, and community relations. We also have a track record of finding innovative solutions to business challenges, and a reputation for delivering reliable high-yield investment income for our investors. Those investors, not surprisingly, are asking us what they can expect from Provident following the legislated tax changes in 2011.

Seeking strategic alternatives for our U.S. business is the first step in the process of defining a new vision for Provident. We are excited by the challenges that 2008 will bring.

On behalf of the executive leadership team, I wish to thank our employees for their continued efforts and extraordinary commitment, and our Directors for their valued guidance and support.

(signed) "Thomas W. Buchanan"

THOMAS W. BUCHANAN
President and Chief Executive Officer
MARCH 18, 2008


West Stoddart
Mile 73
Rainbow
Younger Plant
Fort McMurray
La Glace
Redwater
Edmonton
Calgary
Empress
Kerrobert
Cody
Superior
Sarnia
Marysville
Chicago
Conway
Lynchburg
Santa Maria
Los Angeles
BreitBurn
Mt. Belvieu
Houston
LEGEND
Provident Office
Midstream Storage
Non-proprietary Pipeline
Provident Pipeline
Midstream Extraction/ Fractionation Facility
Canadian Oil and Gas Production
U.S. Oil and Gas Production
U.S. Office



PROVIDENT OPERATING ASSETS

MIDSTREAM SNAPSHOT

2007 EBITDA ($000s)	$225,675
2007 NGL sales volume (bpd)	120,785

EMPRESS EAST

- Own varying interests in four of the six extraction plants with net capacity of 2.0 bcfd. 67.5% interest in and operator of the highest recovery, lowest cost plant.
- East-to-west pipeline access and fractionation and storage capacity at Sarnia.
  - 15,500 barrels per day of fractionation capacity.
  - 3.1 million barrels of storage capacity.

REDWATER WEST

- 100% ownership of 65,000 bpd Redwater fractionation plant.
- 43% ownership of 38,500 bpd extraction plant at Younger, BC.
- Market 100% of NGL via long-term commercial arrangements.
- Long-term access to third-party pipelines.

COMMERCIAL SERVICES

- Fee-for-service contracts for fractionation, storage, loading and marketing of NGL.
- Pipeline tariffs from LGS and Kerrobert pipelines.
- 60,000 bpd rail and truck off-loading facility.
- 835 rail cars under lease.
- 50,000 bpd debutanizer.
- 8.5 million barrels of underground storage.

UPSTREAM SNAPSHOT

2007	Combined	Canada	U.S.
EBITDA (000s)	$ 319,421	$ 221,752	$ 97,669
Average production (boed)	38,633	26,509	12,124
Year-end proved plus probable reserves (mboe) (gross)	322,408	100,820	221,589
Reserve life index (RLI)	16.9	9.7	25.4
Undeveloped land (net acres)	625,791	473,859	151,932

UPSTREAM SNAPSHOT BY AREA

2007	Canada							U.S.
	Alberta				Saskatchewan			
	Northwest	Dixonville	West Central	Southern	Southwest	Southeast	Lloydminster	USOGP
Exit production (boed)	4,453	4,033	6,575	5,189	1,562	3,120	2,812	23,946
Operating costs ($/boe)	$ 9.36	$ 4.19	$ 10.48	$ 14.18	$ 12.31	$ 11.50	$ 17.23	$ 19.04
Netback ($/boe)	$ 24.19	$ 34.91	$ 25.87	$ 21.97	$ 17.99	$ 40.24	$ 19.22	$ 34.46
CAPEX ($000)	$ 35,993	$ 43,801	$ 9,051	$ 13,079	$ 15,196	$ 5,069	$ 9,235	$ 69,009
% natural gas	93%	26%	71%	65%	82%	1%	7%	50%

THE VALUE OF OUR BUSINESSES



OUR BUSINESSES HAVE SIZE AND SCALE

Each of Provident's three business units is a sizable business in its own right. The upstream Canadian oil and gas business produces approximately 28,000 boed, making it an intermediate-sized producer. The U.S. oil and gas business now produces approximately 24,000 boed, which includes one of the largest upstream MLP companies in the U.S. The Midstream business unit is Canada's second-largest integrated natural gas liquids business.

OUR BUSINESSES HAVE FLEXIBILITY

With three strong, relatively independent businesses, Provident has both the advantage and the challenge of having many different options to consider in advance of the pending 2011 tax on Canadian income trust distributions and the growth restrictions currently in place. Provident has a track record of finding innovative solutions to challenges. Provident is assessing its strategic alternatives for its U.S. business and will continue strategic planning for its Canadian business. The overriding concern during the strategic planning exercise now underway is to protect and enhance value for unitholders.

OUR BUSINESSES HAVE QUALITY ASSETS

Each of Provident's three businesses operates high-quality assets with exciting growth prospects. Recent Canadian oil and gas business acquisitions have significantly strengthened the overall asset quality of that business. The U.S. business operates very long-life assets, including the high-potential Orcutt thermal project that is being commissioned. The Midstream business operates the most efficient plant in the Empress extraction complex as well as the best-in-class Redwater facility, and is one of only two natural gas liquids producers with pipeline access to ship NGL products from west to east.

OUR BUSINESSES HAVE LONG-LIFE VALUE

Provident has worked to build a sustainable business, with an overall economic life index of approximately 18.5 years. This calculation includes the Canadian oil and gas business, with a competitive reserve life index of 9.7 years, and the U.S. oil and gas business, with a reserve life index of 25.4 years, and Provident's Midstream business, operating plants and facilities with lifespans of 30 or 40 years and modest maintenance capital requirements. Provident's reserve life index has increased in each of the last five years.



MIDSTREAM BUSINESS UNIT

Provident's natural gas liquids (NGL) business features high-quality, long-life physical assets and an excellent competitive position. The business extracts and separates NGL (ethane, propane, butane, condensate) from raw natural gas, and stores, transports and markets finished products across North America.

BUSINESS DRIVERS

- The natural gas feedstock for Provident's midstream business comes from producers throughout Alberta and B.C., limiting the risk of insufficient supply from any one area. Future long-term supply potential exists with arctic gas.
- Having large NGL storage capacity is an advantage in a seasonal business – Provident can produce and store product in the spring and summer months for sale in the fall and winter months, when demand and prices are typically higher.
- Provident's access to the Enbridge west-to-east pipeline system to ship NGL products, as well as a large fleet of proprietary rail cars, enables Provident to access premium markets for NGL products.

2007 RESULTS

- Midstream delivered EBITDA of over $225 million in 2007, for an outstanding return on investment.
- The new condensate rail rack at Redwater expanded Provident's capacity to provide condensate to heavy oil and oil sands producers, who use it as a diluent for transporting their products.
- The construction of two new 600,000-barrel underground storage caverns at Redwater proceeded on time and on budget.
- Sales volumes of 120,785 barrels per day (consistent with 2006 results).

BUSINESS OUTLOOK

- The rapid development of the Alberta oil sands offers growth opportunities to Provident, as a supplier of necessary products and services to oil sands producers.
- Provident's Redwater facility is strategically located in the industrial heartland of Alberta where a number of oil sands upgraders are being built.
- The Redwater facility's excellent land position gives the potential to add more underground storage caverns over time.
- The high efficiency of Provident's Empress facility positions it well for the future even in the event of declining natural gas exports from western Canada.

CANADIAN UPSTREAM BUSINESS UNIT



The Canadian upstream business unit produces oil and natural gas across seven core areas, primarily in Alberta and Southern Saskatchewan. Production is weighted 58 percent natural gas, and 42 percent crude oil and natural gas liquids. Provident's Canadian assets are stable, low-risk producing properties. Natural production declines are offset by internal drilling and optimization, and by acquisitions. The Canadian upstream team has succeeded in strengthening the asset mix considerably over time, and in optimizing the results from those assets.

BUSINESS DRIVERS

- The positive effect of rising crude oil prices in 2007 was offset by weak natural gas prices and a rising Canadian dollar.
- As 2011 approaches, the pending taxation of income trusts drove consolidations and structural changes in the industry in 2007.
- Operating costs rose across western Canada in 2007, due to the strong demand for services in the industry and costs that are sensitive to commodity prices (e.g. power).
- The Alberta government announced a new higher royalty regime to come into effect in 2009, causing concern in the industry. The impact on Provident is mitigated by its diverse portfolio of assets.

2007 RESULTS

- Average daily production rose in 2007 to 26,500 boed, driven by acquisitions and drilling success.
- The Capitol Energy and Triwest acquisitions contributed to the increase in the Canadian proved plus probable reserves by 37 percent; the Canadian reserve life index increased to 9.7 years.
- Finding, development and acquisition (FD&A) costs in 2007, including revisions and future development costs (FDC) were $23.31 per barrel.
- Per-barrel operating costs increased by four percent to $11.62, well below the industry-wide average increase.

BUSINESS OUTLOOK

- Provident now has a Canadian drilling inventory of potentially 1,000 identified drilling and recompletion opportunities, providing a solid internal opportunity suite.
- Production from Dixonville and Southeast Saskatchewan is expected to grow in 2008, as drilling programs continue.
- Provident expects drilling and operating costs to ease somewhat in 2008, as activity in the sector levels off.
- The volatile markets of 2007 have created acquisition opportunity in the sector. Provident will continue to be highly selective in evaluating potential acquisitions, seeking only high quality, long-life assets with growth potential.

U.S. UPSTREAM BUSINESS UNIT

Provident's U.S. business unit produces oil and natural gas from California, Wyoming, Michigan, Indiana, Kentucky, Florida and Texas. The business unit consists of two operating entities. BreitBurn Energy Partners, L.P. is a publicly-traded master limited partnership (MLP) trading on the NASDAQ (trading symbol: BBEP) of which Provident owns approximately 22 percent and owns 96 percent of the General Partner. BreitBurn Energy Company L.P. (BreitBurn) is a 96 percent-owned, privately-held subsidiary. Provident consolidates all production, financial and reserves results from both entities.

BUSINESS DRIVERS

- Market support for the MLP strategy has provided a competitive cost of capital enabling BreitBurn to grow quickly through accretive acquisitions.
- BreitBurn's high-quality asset base is characterized by stable, long-life production.
- The U.S. business unit operates in regions with mature assets and consolidation opportunities to increase production through acquisition.
- The acquisition of large gas-producing assets from Quicksilver late in 2007 balanced BreitBurn's production profile between oil and natural gas.

2007 RESULTS

- Average U.S. production of 12,100 boed was up 57 percent from 2006 production.
- Four accretive acquisitions of high-quality assets increased the U.S. oil and gas production to approximately 24,000 boed by the end of the year.
- The Orcutt project in California began steaming late in 2007. Orcutt is a high-potential thermal oil project owned by BreitBurn.
- While operating costs are higher than they are in Canada, field operating netbacks remain strong at $34.46 per barrel.

BUSINESS OUTLOOK

- The assets acquired from Quicksilver late in 2007 provide attractive growth potential for the MLP.
- The MLP has the financial flexibility to continue to pursue accretive acquisitions and consolidation opportunities.
- The Orcutt thermal oil project offers growth potential for many years to come.
- Provident has announced its intention to monetize these U.S. assets to capture their value for unitholders in conjunction with the overall strategic review of its business.

CORPORATE GOVERNANCE

The primary responsibility of Provident's Board of Directors is to provide effective stewardship over Provident's affairs for the benefit of unitholders, investors, employees and other stakeholders.

Since the inception of the Trust in March 2001, the Board has developed and implemented corporate governance practices to ensure it has the authority, expertise, systems and processes to review and evaluate Provident's strategic direction, financial performance, operations and executive performance, and to make decisions independent of management.

BOARD OF DIRECTORS

- Provident has ten directors, nine of whom are non-management and eight of whom are independent. The Chairman of the Board is an independent director, separate from the role of President and CEO.
- The Board has three standing committees: the Audit Committee; the Governance, Human Resources and Compensation Committee; and the Reserves, Operations and EH&S Committee. Each committee meets quarterly and more frequently as required.
- All members of the Audit Committee and the Governance, Human Resources and Compensation Committee are independent directors.
- The Board meets in person at least six times per year or as frequently as necessary. In 2007 the full Board met 11 times.

GOVERNANCE SYSTEMS

- Provident's Board of Directors and officers closely monitor governance and financial disclosure reforms and implement changes to Provident's governance policies and practices as necessary to ensure compliance with the Sarbanes-Oxley Act of 2002 (SOX), relevant new rules issued by the U.S. Securities Commission, the New York Stock Exchange, The Toronto Stock Exchange, other applicable regulatory authorities and industry best practices.
- In 2007, Provident won the "Best in Class" award for Financial Statements and Analysis within the Infrastructure Trust Fund category at the Oilweek Annual Report Awards.
- Provident has a strong Board of Directors and management team, with diverse backgrounds and expertise spanning business leadership, geology, finance, accounting, upstream and midstream operations, law and government.
- All employees are required to review and sign the Code of Business Conduct annually.

RISK MANAGEMENT

- Provident has an Enterprise Risk Management program that is designed to identify and manage risks that could negatively impact the business, operations or results.
- Provident uses a disciplined hedging program that protects a portion of the Trust's cash flow and supports continued unitholder distributions, capital programs and bank financing.
- Provident has an insurance program in place to mitigate the economic costs associated with risks to the business, its assets and its people.
- Provident manages counterparty exposure with a credit policy that establishes limits by counterparty based upon an analysis of financial information and other business factors.

CORPORATE RESPONSIBILITY

Provident takes a disciplined and responsible approach to environmental protection, health and safety, and community relations.

Provident's philosophy and attitude toward all business and stakeholder relationships is captured in its RICE values – respect, integrity, creativity and excellence. Provident also has formal policies on environment, health and safety, and community investment.

ENVIRONMENT

- Provident is a platinum-level participant in the Stewardship program, a program of benchmarking, auditing and best practices around corporate responsibility that is administered by the Canadian Association of Petroleum Producers.
- Provident operates in ecologically sensitive areas, such as the natural grasslands of Southwest Saskatchewan that are the habitat of the endangered swift fox. Field operators work closely with environmental consultants and government officials to ensure habitat protection.
- Provident has had a greenhouse gas management program in place since 2003, focused on reducing the greenhouse gas intensity of oil and gas production.
- The Trust has a formal environmental management system.

HEALTH & SAFETY

- In 2006, Provident received a Certificate of Recognition (COR) from Alberta Employment, Immigration and Industry, which recognized the Trust's strong safety culture. The 2007 maintenance audit reconfirmed Provident's COR status, with a higher score than the original audit.
- The Trust's emergency response system is well established and regularly tested to ensure a rapid and comprehensive response to any operational incidents.
- Provident's positive work environment is demonstrated by staff turnover rates below the industry average. Health and fitness subsidies for employees promote a culture of wellness and work-life balance.

COMMUNITY INVESTMENT PROGRAM

Our Community Investment Program encourages the investment of human and financial resources in the communities in which we live and work and focuses our resources primarily in the support of youth in the following core areas:

Education: programs that develop academic skills, self respect, self reliance and personal responsibility and entrepreneurship;

Health & Wellness: programs that promote physical and mental health, rehabilitation and the treatment of disease; and

Community Development: programs that positively affect the long-term quality of life in a community.

In addition to monetary donations, Provident embraces and supports other investment initiatives including:

- In-kind donations; and
- Employee programs.

RESERVES INFORMATION

RESERVE LIFE INDEX



16.9
11.8
12.4
9.7
9.7
7.8
5.8
6.1
2004
2005
2006
2007
Consolidated RLI (years)
Canadian RLI (years)

STRENGTHENING ASSETS

A combination of drilling and acquisitions increased Provident's reserve base in 2007.

Canadian Upstream RLI increased 24 percent to **9.7 years**

Consolidated Upstream RLI increased 36 percent to **16.9 years**

Provident also calculates a total "Economic Life Index" for the Trust, which takes into account the long-life Midstream assets.

The year-end 2007 Economic Life Index increased to **18.5 years**

CONSOLIDATED RESERVES SUMMARY[a] [b]

Using McDaniel January 1, 2008 Price Forecast

	GROSS RESERVES[c]						NET RESERVES[d]					
	Light Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Total Oil (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)	Total Boe (Mboe)	Light Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Total Oil (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)	Total Boe (Mboe)
Proved reserves												
Producing	73,638	10,882	84,520	4,774	699,075	205,807	64,520	9,819	74,339	3,854	579,689	174,808
Non-producing	4,247	1,547	5,794	432	60,065	16,236	3,737	1,513	5,250	351	47,443	13,508
Undeveloped	13,117	3,003	16,120	930	83,291	30,932	11,138	2,867	14,005	775	69,030	26,285
Total proved	91,002	15,432	106,434	6,136	842,431	252,975	79,395	14,199	93,594	4,981	696,162	214,601
Probable	31,583	9,189	40,772	1,721	161,639	69,433	26,332	8,760	35,092	1,353	135,036	58,951
TOTAL proved plus probable	122,585	24,621	147,206	7,857	1,004,069	322,408	105,727	22,959	128,686	6,333	831,198	273,552

(a) Tables may not add due to rounding.

(b) U.S. Reserves are reported based on 100% of the interests of BreitBurn Energy Company L.P. (BreitBurn) and of BreitBurn Energy Partners L.P. (MLP) in the U.S. properties. As of December 31, 2007 Provident indirectly held approximately 96% of the outstanding partnership interests of BreitBurn with the remaining approximately 4% of the partnership interests held by BreitBurn's co-founders and co-chief executive officers. As of December 31, 2007 Provident indirectly held approximately 22% of the outstanding partnership interests of the MLP with the remaining approximately 78% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. This is consistent with Provident's financial reporting.

(c) Gross Reserves are Provident's working interest (operated or non-operated) share before deduction of royalties and without including any royalty interests of Provident.

(d) Net Reserves are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

CORPORATE INFORMATION

OFFICERS

Thomas W. Buchanan, CA,
President and Chief Executive Officer

David I. Holm, B.Comm., LLB
Executive Vice President, Strategy, Finance, Business Development and Corporate Secretary

Daniel J. O'Byrne, P.Eng., MBA
Executive Vice President, Operations and Chief Operating Officer

Murray N. Buchanan, MBA
Co-President, Midstream Business Unit

Andrew G. Gruszecki, MBA
Co-President, Midstream Business Unit

Gary R. Kline
Senior Vice President, Commercial Development and Risk Management

Lynn M. Rannelli
Assistant Corporate Secretary

Cameron G. Vouri, P.Eng.
President, Canadian Oil and Gas Production Unit

Mark N. Walker, CMA
Senior Vice President, Finance and Chief Financial Officer

DIRECTORS

John B. Zaozirny, Q.C. [2]
Chairman
Calgary, Alberta

Thomas W. Buchanan, CA
Calgary, Alberta

Grant D. Billing, CA [1]
Calgary, Alberta

Hugh A. Fergusson, LLB [1][2]
Calgary, Alberta

Randall J. Findlay, P.Eng. [3]
Calgary, Alberta

Norman R. Gish, LLB [2]
Calgary, Alberta

Bruce R. Libin, Q.C. [1][2]
Calgary, Alberta

Dr. Robert W. Mitchell, Ph.D. [3]
Calgary, Alberta

Mike H. Shaikh, FCA [1]
Calgary, Alberta

Jeffrey T. Smith, P.Geol. [2][3]
Calgary, Alberta

Director Emeritus
Byron J. Seaman
Calgary, Alberta

[1] Member of Audit Committee

[2] Member of Governance, Human Resources and Compensation Committee

[3] Member of the Reserves, Operations and EH&S Committee

AUDITORS
PricewaterhouseCoopers LLP

BANKING SYNDICATE
Lead Syndicate Members (Canada)
National Bank of Canada
The Toronto Dominion Bank
Bank of Nova Scotia
Bank of Montreal

Lead Syndicate Members (U.S.)
Wells Fargo Bank

ENGINEERING CONSULTANTS
McDaniel & Associates Consultants Ltd.
Netherland, Sewell & Associates, Inc.
AJM Petroleum Consultants
Schlumberger Data & Consulting Services

LEGAL COUNSEL
Macleod Dixon LLP

TRUSTEE
Computershare Trust Company of Canada

ANNUAL GENERAL MEETING
The Annual Meeting of Provident Energy Trust will be held:
Date: May 8, 2008
Time: 3:00 p.m. MDT
Location: Sun Life Conference Centre
Mezzanine level
112-4th Ave. SW Calgary, Alberta
All unitholders are invited to attend.

STOCK EXCHANGE
Provident Energy Trust
Toronto Stock Exchange Units:
Trading Symbol – PVE.UN

New York Stock Exchange Units:
Trading Symbol – PVX

As a Canadian trust listed on the NYSE, Provident is not required to comply with most of the NYSE corporate governance standards, provided that it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Provident must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. Provident's Statement of Significant Governance Differences can be found on Provident's website at www.providentenergy.com.

Debentures Trading Symbol
- PVE.DB.A
- PVE.DB.B
- PVE.DB.C
- PVE.DB.D

BreitBurn Energy Partners L.P.
NASDAQ Stock Exchange Units:
Trading Symbol – BBEP



HEAD OFFICE
2100, 250-2nd St. SW
Calgary, Alberta T2P 0C1
Tel: (403) 296-2233
Fax: (403) 294-0111
1-800-587-6299

FOR FURTHER INFORMATION:
Investor Relations
Tel: (403) 231-6710
www.providentenergy.com
info@providentenergy.com

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PROVIDENT
ENERGY TRUST
2100, 250-2nd St. SW
Calgary, AB T2P 0C1
1-800-587-6299
www.providentenergy.com
TSX:PVE.UN
NYSE:PVX